Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

June 9, 2015

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Green Plains Partners LP
Registration Statement on Form S-1
File No. 333-204279

Dear Mr. Ingram:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on behalf of Green Plains Partners LP, a Delaware limited partnership (“Green Plains,” “we,” “us” or “our”), we hereby supplementally submit the currently expected offering terms of the initial public offering (the “Offering”) of common units representing limited partner interests of Green Plains, including the price range, the number of common units to be offered, the estimated net proceeds Green Plains expects to receive from the Offering and the total number of common and subordinated units to be outstanding after the Offering. Green Plains expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-204279, as amended (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price pursuant to Item 501(b)(3) of Regulation S-K and the maximum number of common units to be offered as of June 9, 2015. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

Green Plains proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, Green Plains proposes to sell up to 10,000,000 common units. Green Plains has also granted the underwriters in the Offering a 30-day option to purchase up to an aggregate of 1,500,000 additional common units from Green Plains. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to Green Plains’ and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Austin   Beijing   Dallas   Dubai   Houston   London   New York   Research Triangle Park   The Woodlands   Washington, DC

June 9, 2015

Additionally, Green Plains is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. Green Plains expects these changes to be incorporated into a future amendment to the Registration Statement. Green Plains will also provide an updated calculation of registration fee to reflect these changes in a future filing of the Registration Statement. Green Plains seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions you have with respect to the foregoing or with respect to the attached changed pages to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,

/s/ G. Michael O’Leary

G. Michael O’Leary

cc:	Michelle Mapes, Green Plains Inc.
Stephanie Beauvais, Andrews Kurth LLP
Ryan Maierson, Latham & Watkins LLP